UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 12, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.



Enclosures: Sasol Limited reviewed interim financial results for the six months ended 31 December 2011
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")

Sasol Limited reviewed interim financial results for the six months ended 31 December 2011

Pursuing sustainable value creation

Driven by innovation, Sasol is an international integrated energy and chemicals company that creates value through its proven alternative fuel technology and talented people to provide sustainable energy solutions to the world.

*	Solid group operational performance
*	Operating profit up by 70% to R20,5 billion
*	Headline earnings per share up by 81% to R23,50
*	Interim dividend up by 84% to R5,70 per share
*	Cash generated by operations up by 50% to R22,7 billion













Segment report
for the period ended
Turnover
R million
Business
unit
analysis
Operating profit
R million
full
year
30 Jun
11
Audited
half
year
31 Dec
10
Reviewed
half
year
31 Dec
11
Reviewed

half
year
31 Dec
11
Reviewed
half
year
31 Dec
10
Reviewed
full
year
30 Jun
11
Audited
 106 860
 48 005
 63 057
South
African
energy
cluster
 13 469
 7 447
 19 947
 9 146
 4 263
 5 107
Mining
 1 002
 140
 1 063
 5 445
 2 697
 3 292
Gas
 1 461
 1 282
 2 578
 37 485
 15 664
 22 337
Synfuels
 9 909
 5 389
 15 188
 54 784
 25 381
 32 321
Oil
 1 099
665
 1 180
 -
 -
 -
Other
 (2)
 (29)
 (62)







 5 872
 2 824
 4 416
Internationa
l
energy
cluster
 1 154
872
 1 587
 3 715
 1 846
 2 910
Synfuels
Internationa
l
 1 033
539
 1 205
 2 157
978
 1 506
Petroleum
Internationa
l
121
333
 382







 82 854
 39 637
 47 162
Chemical
cluster
 4 339
 3 453
 8 712
 17 082
 8 234
 9 398
Polymers
 546
574
 1 579
 17 280
 8 120
 9 082
Solvents
 1 115
440
 1 655
 31 715
 14 636
 19 493
Olefins &
Surfactants
 1 660
 1 600
 4 161
 16 777
 8 647
 9 189
Other
chemical
businesses
 1 018
839
 1 317
 6 043
 3 801
 4 205
Other
businesses*
 1 514
246
 (296)
 201 629
 94 267
 118 840

 20 476
 12 018
 29 950
(59 193)
(27 035)
(35 537)
Intercompany
turnover



 142 436
 67 232
 83 303





* Includes share-based payment expenses related to the Sasol Inzalo share transaction and exchange gains on forward exchange contracts.


Overview

Chief Executive Officer, David E. Constable says:
"We are pleased to announce record interim earnings, which continues our strong track record of delivering superior shareholder returns. We have maintained a resilient production performance despite challenges. The macro-economic trends, the global need for energy diversification and energy security are all supportive of our gas-to-liquids value proposition. Our growth strategy continues to serve us well and we are positive about the earnings outlook for the remainder of 2012. Our focus on cost containment and capital project execution continues as part of our strategy of sustainable value creation across our businesses in South Africa and abroad."

Earnings attributable to shareholders for the six months ended 31 December 2011 increased by 83% to R13,9 billion from R7,6 billion in the prior year*, while headline earnings per share and earnings per share increased by 81% to R23,50 and by 82% to R23,05, respectively, over the same period.

Operating profit of R20,5 billion increased by 70% compared with the prior year. This increase was mainly due to solid operational performance in our businesses, coupled with a strong improvement in the average crude oil (average dated Brent was US$111,41/barrel at 31 December 2011 compared with US$81,68/barrel at 31 December 2010) and product prices as well as a 7% weaker rand/US dollar exchange rate (R7,63/US$ at 31 December 2011 compared with R7,11/US$ at 31 December 2010). In addition, the results have been positively impacted by exchange gains on forward exchange contracts. Overall, group production volumes were down compared to the prior comparable period. In South Africa, industrial strike action and plant incidents negatively impacted volumes. Production utilisation in other global operations was purposely reduced to match lower demand and optimise margins.

Chief Financial Officer, Christine Ramon says:
"A solid group operational performance as well as an overall favourable macroeconomic environment contributed to an excellent set of financial results and strong cash flow generation. In addition, proactive management actions resulted in significant margin improvement. We continue to focus on containing normalised cash fixed costs within inflation, despite a challenging South African inflationary environment and the negative impact of a weaker rand on costs for the half year. Our balance sheet remains strong and continues to provide a buffer against a volatile global economic environment. We remain well-positioned to fund our carefully selected, exciting growth opportunities, whilst remaining committed to consistently delivering attractive returns to our shareholders."

Cash fixed costs increased in real terms by 3% on a normalised basis, excluding once-off and growth costs, mainly as a result of increased energy imports and higher plant maintenance at our Secunda operations. Growth costs relate primarily to our Canadian operations.

The operating profit in the current period was positively impacted by non-recurring items totalling R74 million (31 December 2010:R800 million negative impact). These items relate primarily to the profit of R120 million on the sale of our Sasol Nitro Phalaborwa operations and certain of the upstream fertiliser businesses. Our overall share-based payment expense of R721 million decreased from R1 196 million in the prior year, as a result of a decrease of R201 million Sasol Inzalo BEE share-based payment expense and the once-off Ixia Coal BEE transaction expense of R565 million, partially offset by an increase in the Sasol share incentive schemes expense related to the increase in the Sasol share price.

The decrease in the effective tax rate from 33,7% to 29,3% resulted primarily from the reduction in non-deductible share-based payment expenses and competition administrative penalties, compared with the prior year.

Cash flow generated by operating activities was R22,7 billion compared with R15,1 billion in the prior year. This was mainly due to increased operating profits, partly offset by increased working capital, both as a result of price and volume effects. Capital investments for the period was R14,5 billion.

* All comparisons refer to the prior year comparable period unless otherwise stated.

Pursuing sustainable value creation
To ensure that we continue to build on our successes into the future, we are focusing on optimising our current businesses and on maximising our growth opportunities. To achieve these objectives, we will focus on further globalisation through geographic and people diversification, as well as expanding our chemicals and energy footprint.

Opportunities abound in the upstream, downstream chemical and new energy arenas. All our businesses and functions will continue to operate sustainably, underpinned by sound governance. Continuing to deliver sustainable value through our operational excellence and functional excellence initiatives in our existing asset base, underpins the achievement of our objectives. Our growth will further be supported by our capital excellence programme, allowing us to achieve world-class capital project execution. These initiatives will also continue to support our commitment to energy efficiency and our environmental projects. In addition, we will seek to become more globally-orientated and customer-focused, through our sales and marketing excellence initiative across the group. Safety remains an imperative and we will continue striving for zero harm production.

During the period, we have paid R13,5 billion direct and indirect taxes to the South African government. Sasol remains one of the largest corporate tax payers in South Africa, contributing significantly to the South African economy.

During the period, we continued to make progress in pursuing sustainable initiatives to help reduce our carbon footprint:

*Sasol New Energy continued to progress various alternative energy studies and projects to various stages of completion. These studies included the generation of electricity from natural gas in both South Africa and Mozambique, solar based renewable energy projects and hydro electricity generation. Our in-house knowledge in respect of carbon capture and storage as well as underground coal gasification was further advanced during the period.
*We continued to invest in the European CO2 Technology Centre Mongstad, in Norway. The construction of a carbon capture facility is on track, with the start up of various components of the plant in progress.
*Sasol New Energy has engaged with BrightSource Energy Inc., to advance concentrated solar power technology in South Africa. This project has the potential to expand our new energy portfolio and contribute to the country's transition to a lower-carbon economy.
*The recordable case rate (RCR) for employees and service providers, including injuries and illnesses, of 0,43 at 31 December 2011 is comparable to the RCR rate of 0,42 at 30 June 2011. Safety improvement remains a strategic imperative for sustainable operations.

Steady progress on projects
We are steadily advancing our growth ambitions, supported by our strong balance sheet:
*	The advancement and acquisition of natural gas assets in
support of leveraging our gas-to-liquids (GTL) technology
continued to progress over the period:
o	In respect of our Canadian shale gas assets, activities
on the Farrell Creek asset continue with a multi-rig
drilling programme designed to add production in the
core areas and appraising the less calibrated areas.
Continued and significant efforts are focused on
driving down drilling and completion costs and
optimising the fracking techniques to maximise
productivity and increase the overall economic
robustness of the project, notably in a low gas price
environment. Production from the Cypress A area
continues from the existing six wells with a single
additional well planned for the 2012 calendar year for
retention of acreage.
o	During the period, Sasol Petroleum International's
(SPI) onshore appraisal campaign of the Inhassoro oil
discovery in Mozambique focused on the production test
of the I-9Z horizontal well, which is expected to
commence during the first half of the 2012 calendar
year.
o	In October 2011, the expansion of the onshore gas
production facilities in Pande and Temane, Mozambique,
to increase the current annual production capacity from
120 million gigajoules to 183 million gigajoules,
achieved beneficial operation.
o	We have completed the technical study for shale gas in
the Karoo Basin and based on our technical assessment,
we concluded that the subsurface risk in this part of
the basin is too high for the partnership. Following
the expiry of our technical co-operation permit in
November 2011, we decided to relinquish the area.
o	Together with our partner Origin, we made entry into a
coal bed methane venture in Botswana and at present are
planning for field studies and activities in the latter
part of the 2012 calendar year.
o	We have also been successful in securing a technical
co-operation permit offshore Durban, South Africa, and
have started our evaluation of the area.
*	The feasibility study to determine the technical and
commercial viability of an integrated GTL and chemicals
facility in Louisiana in the United States has commenced and is expected to be concluded in the 2013 calendar year.
*	During the period, we also commenced with a feasibility
study to assess the technical and commercial viability of a world-scale ethane cracker and associated ethylene derivatives in Louisiana. The feasibility study is also
expected to be concluded in the 2013 calendar year.
*	The feasibility study to determine the technical and
commercial viability of a GTL plant in western Canada is
progressing and is expected to be completed towards the
second half of the 2012 calendar year.
*	The front end engineering and design (FEED) for the
Uzbekistan GTL plant commenced in October 2011, following
the signing of the investment agreement with our partners, Uzbekneftegaz and Petronas. FEED is expected to be completed in the 2013 calendar year.
*	The Synfuels growth programme is progressing well with the
gas turbines, 10th Sasol advanced synthol reactor and 16th
oxygen train delivering to expectations, and construction on the gas heated heat exchange reformers project continues. In related projects, the first of four new gasifiers was
commissioned successfully, with commissioning of the 17th
reformer expected in the second quarter of the 2012 calendar year.
*	During the period, Sasol New Energy began construction of a
140 megawatt electricity generation plant in Sasolburg,
South Africa. The plant will utilise natural gas as its
feedstock. It is anticipated that the facility will be on
line and reach full capacity during the first half of the
2013 calendar year.
*	Progress has been made during the period on extending our
reserves at Sasol Mining. The construction of a mine which
will support the long-term coal export market continues to
progress, with an anticipated completion date towards the
first half of the 2013 calendar year. The construction of a
further two collieries, at a total estimated cost of R9,8
billion, is expected to be completed in 2015 and 2016,
respectively.
*	The Gauteng Network Gas Pipeline expansion project, at an
estimated cost of R1,6 billion, advanced during the period
and is expected to be completed during the second half of
the 2012 calendar year.
*	The Alrode Depot expansion project is nearing completion and is expected to be fully operational by the end of the third
quarter of the 2012 calendar year.
*	Work on the Clean Fuels 2 project for Sasol Synfuels and
Natref is progressing well and it is expected that the
feasibility studies will be completed by the end of the 2012 calendar year.
*	Construction on the wax production facility in Sasolburg,
South Africa, continues to progress according to plan.
*	Our ethylene purification unit project in Sasolburg, which
will yield additional ethylene to support our polymer plants to run continuously is expected to be in operation during the second half of the 2012 calendar year, at an estimated cost of R1,8 billion.

Climate change initiatives and policies
Towards the end of 2011, Sasol worked with the South African government and other stakeholders as part of "Team South
Africa" to ensure that the 17th meeting of the Conference of the Parties (COP 17) in Durban was successfully hosted. Sasol was well-represented at COP 17 and we were able to build both awareness of the issues that we face in responding to climate change challenges and to showcase the progress that South
Africa has made in moving towards a lower carbon and climate resilient economy. In particular, we were able to highlight:
*	the role of gas as a bridge to a lower carbon economy,
*	our progress with respect to improved energy efficiency, and
*	our work in the area of carbon capture and storage both in
South Africa and through our share in the Technology Centre
Mongstad, in Norway.

On 22 February 2012, the South African Finance Minister, Minister Gordhan, announced that a revised policy paper on a carbon tax will be published this year for a second round of public comment and consultation. Sasol is studying the proposed tax, as detailed in the full budget review document, and will actively consult with government once the revised policy paper has been published.

Sasol will continue to engage the South African government and other stakeholders on climate change-related policies and initiatives, to find workable and sustainable solutions to the climate change challenge, while remaining mindful of energy security requirements, growth imperatives, and socio-economic impacts associated with a transition to a lower-carbon economy.



Solid performance from our operations
South African energy cluster

Sasol Mining - higher US dollar coal prices continue Operating profit of R1 002 million was 42% higher than the prior year after taking into account the once-off Ixia Coal transaction share-based payment expense of R565 million recognised in the prior year. Production volumes increased by approximately 2%, despite industrial action and adverse geological conditions. The improved operating profit was supported by higher US dollar export coal prices and sales prices to Sasol Synfuels, together with the weaker rand/US dollar exchange rate.

Sasol Gas - improved sales prices
Operating profit increased by 14% to R1 461 million compared with the prior year mainly as a result of higher gas prices and marginally higher sales volumes, despite the negative impact of exchange rates on gas purchases and the costs associated with the start-up in October 2010 of a new compressor station in Komatipoort, South Africa.

Sasol Synfuels - higher prices, lower production volumes
Sasol Synfuels' operating profit increased by 84% to R9 909 million compared with the prior year primarily due to higher average rand oil prices resulting in favourable product prices. Production volumes were 1,3% lower than the prior year due to the industrial action during the period as well as plant instabilities. Operating profits were also negatively impacted by higher feedstock and energy costs as well as increased maintenance costs.

Sasol Oil - higher wholesale margins
Operating profit increased by 65% to R1 099 million compared with the prior year, despite lower production and sales volumes resulting from an extended planned shutdown at the Natref refinery and industrial action during the period. Higher wholesale margins and the impact of the weaker rand/US dollar exchange rate underpinned the improved operating profit.

International energy cluster
Sasol Synfuels International (SSI) - strong performance from
ORYX
SSI's operating profit increased by 92% to R1 033 million compared with the prior year. This was mainly due to higher crude oil and product prices coupled with increased sales volumes, which were partly negated by exchange rate variances. The ORYX GTL plant in Qatar delivered a strong performance, achieving an average daily production of 28 700 barrels per day, at an average utilisation rate of 89%.

Sasol Petroleum International (SPI) - improved volumes from
Gabon and Canada
Operating profit decreased by 64% to R121 million compared with the prior year. Higher oil prices and increased sales volumes from our Gabon and Canada operations contributed positively to the operating profit; however, the favourable impact was offset by negative foreign exchange translation effects from foreign operations as well as depreciation of our recently acquired Canadian assets. While, exploration expenditure in Mozambique and Gabon was lower during the period, expenditure on growth initiatives increased.

Chemical cluster
Sasol Polymers - Arya Sasol Polymer Company (ASPC) ramps up to design capacity
Sasol Polymers' operating profit decreased by 5% to R546 million compared with the prior year. Operating profit was negatively impacted by a 6% decrease in production volumes from our local operations, which was partially compensated by an increase from our international operations. Our international operations contributed R937 million to operating profit. ASPC ramped up to design capacity during the period, with an average year to date capacity utilisation rate of 81%. International polymer prices contributed to the decrease in operating profit, but their effect was partially offset by the weaker rand/US dollar exchange rate. Our local operations experienced a significant margin squeeze due to increased feedstock costs as a result of the increase in average crude oil prices.

Sasol Solvents - higher product prices
Operating profit increased by 153% to R1 115 million compared with the prior year. This is mainly due to higher prevailing product prices, despite lower sales volumes. The increased operating profit was assisted by a weaker rand/US dollar exchange rate, which negated deteriorating market conditions over the period. Production volumes reflected a decline compared with the prior year as a result of planned and unplanned outages at production facilities, as well as
production    cut-backs due to market constraints.

Sasol Olefins & Surfactants (Sasol O&S) - improved margins Operating profit increased by 4% to R1 660 million compared with the prior year, mainly as a result of strong gross margins, in particular during the first half of the period. There were some reductions in volumes during the latter part of the period as a result of seasonal fluctuations. The increase in operating profit was positively impacted by foreign currency translation effects.

Other chemical businesses - strong prices in Sasol Nitro
offsets lower volumes
Operating profit in our other chemical businesses increased by
21% to   R1 018 million compared with the prior year. Sales
and production volumes in the wax markets declined on the back of lower demand in the United States and European markets and production difficulties in South Africa.

Despite lower fertiliser sales volumes, due to exiting the retail fertiliser business, higher margins were achieved in the Sasol Nitro business. The improvement in operating profits was supported by the weaker rand/US dollar exchange rate. Operating profit includes a once-off profit of R120 million resulting from the sale of Sasol Nitro's Phalaborwa operations and certain of its upstream fertiliser businesses.

Competition law compliance
We are continuously evaluating and enhancing our compliance programmes and controls in general, and our competition law compliance programme and controls in particular. As a consequence of these compliance programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. As reported previously, these compliance activities have already revealed and may still reveal competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

The South African Competition Commission (the Commission) is conducting investigations into the South African piped gas, petroleum, coal mining, fertilisers and polymer industries. As part of its investigation into the polymer industry, the Commission has contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission's position in this regard and is contesting the Commission's allegations. The Competition Tribunal hearing is scheduled for July 2012. We continue to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations. To the extent appropriate, further announcements will be made in future.

Due to the uncertainty related to these matters, it is currently not possible to estimate contingent liabilities, if any, and accordingly no provision has been recognised at 31
December 2011.

Balance sheet remains strong
Gearing at 31 December 2011 of 7,2% (30 June 2011: 1,3%) remained low as a result of improved cash flow generation. This low level of gearing is expected to be maintained in the short-term, but is likely to return to within our targeted range of 20% to 40% in the medium-term, as our large capital intensive growth programme and gas acquisition strategy gains momentum. At the annual general meeting of 25 November 2011, shareholders renewed the authority to the Sasol directors to buy back up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE ordinary shares) for a further 12 months. No shares were repurchased during the current period.

Profit outlook* - well positioned to deliver increased earnings for the 2012 financial year

Crude oil prices have been increasing steadily supported by recent developments in supply and geopolitics in the Middle
East/North Africa. The rand/US dollar exchange rate remains the single biggest external factor impacting our profitability.

At Synfuels we are on track to produce between 7,0 to 7,2 million tons of product for the financial year 2012. In our international operations we expect ORYX GTL to achieve a full-year utilisation rate of between 80% and 90% of nameplate capacity and we remain confident that full-year production at ASPC will be above 80% of nameplate capacity. Despite the production delays experienced at Farrell Creek, we expect volume growth from this shale gas venture. Although demand and prices for chemicals have softened recently, we still maintain solid operating margins. Our South African Polymers operations are experiencing margin pressure, which is expected to continue.

In view of recent developments regarding trade restrictions and possible oil sanctions against Iran, Sasol Oil is diversifying its crude oil sourcing, to mitigate risks associated with oil supply disruptions from the Middle East.

In addition, we remain committed to containing normalised cash fixed costs within inflation.

Our resilient operations will enable us to benefit from the favourable rand commodity prices and therefore we are well-positioned to deliver increased earnings for the 2012 financial year.

The macro economic conditions continue to be volatile, impacting our assumptions in respect of improved crude oil and product prices, weaker refining margins as well as the weaker rand/US dollar exchange rate. Our focus remains on factors within our control: volume growth, margin improvement and cost containment within inflation. The current volatility and uncertainty of global markets and geopolitical activities makes it difficult to be more precise in this outlook statement.

Taking into account the ongoing strength of our financial position and current capital investment plans, as well as the increased earnings, management has recommended and the board has approved the interim dividend. This approach remains in line with our progressive dividend policy and our commitment to consistently return value to shareholders.

The proposed amendments to the tax treatment of dividends in South Africa will become effective on 1 April 2012. The group's final dividend for year ended 30 June 2012 and dividends declared thereafter will be affected by a dividend withholding tax. As a result of the withdrawal of secondary tax on companies (STC) and the introduction of a dividend withholding tax, the board intends to pass on the savings in STC to shareholders by increasing the dividend payment for the current financial year. We will continue to assess future dividends taking into account our progressive dividend policy.

* In accordance with standard practice, it is noted that this information has not been reviewed nor reported on by the company's auditors.

Subsequent events
On 10 January 2012, Sasol Germany GmbH announced that it had reached agreement to sell its production site in Witten, Germany. All conditions precedent were met on 29 February
2012.

Activities to further the potential disposal of our investment in ASPC are progressing. Further announcements will be made once sufficient certainty is achieved.

Appointment of director
On 29 November 2011, Mr MZ Mkhize was appointed as an independent non-executive director of Sasol Limited.

Declaration of cash dividend number 65
An interim cash dividend of South African R5,70 per ordinary share (2010: R3,10 per share) has been declared for the six months ended 31 December 2011. The interim cash dividend is payable on all ordinary shares (including the Sasol BEE ordinary shares), excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:
Declaration date
Monday, 12 March 2012
Last day for trading to
qualify for and participate in
the interim dividend (cum
dividend)
Wednesday, 4 April 2012
Trading ex dividend commences
Thursday, 5 April 2012
Record date
Friday, 13 April 2012
Dividend payment date
Monday, 16 April 2012

Holders of American Depositary Receipts1
Ex dividend on New York Stock
Exchange (NYSE)
Wednesday, 11 April 2012
Record date
Friday, 13 April 2012
Approximate date for currency
conversion
Tuesday, 17 April 2012
Approximate dividend payment date
Thursday, 24 April 2012
1 All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 16 April 2012, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 16 April 2012.

Share certificates may not be dematerialised or re-materialised between Wednesday, 4 April 2012 and Friday, 13
April 2012, both days inclusive.






On behalf of the board

Hixonia Nyasulu
Chairman

David E. Constable
Chief Executive Officer

Christine Ramon
Chief Financial Officer

Sasol Limited
9 March 2012






















The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position
at




31 Dec 11
Reviewed
Rm
31 Dec 10
Reviewed
Rm
30 Jun 11
Audited
Rm
Assets



Property, plant and equipment
 86 566
 74 173
 79 245
Assets under construction
 35 437
 23 038
 29 752
Goodwill
 792
 701
 747
Other intangible assets
 1 104
 1 101
 1 265
Investments in associates
 3 718
 2 978
 3 071
Post-retirement benefit assets
 902
 768
 792
Deferred tax assets
 1 241
 1 003
 1 101
Other long-term assets
 2 997
 2 042
 2 218
Non-current assets
 132 757
 105 804
 118 191
Assets held for sale
 343
 121
 54
Inventories
 21 712
 16 337
 18 512
Trade and other receivables
 23 975
 20 487
 23 174
Short-term financial assets
 408
 40
 22
Cash restricted for use
 7 817
 2 489
 3 303
Cash
 8 857
 13 330
 14 716
Current assets
 63 112
 52 804
 59 781
Total assets
 195 869
 158 608
 177 972

Equity and liabilities



Shareholders' equity
 120 503
 95 876
 107 649
Non-controlling interest
 2 790
 2 550
 2 691
Total equity
 123 293
 98 426
 110 340
Long-term debt
 14 162
 14 319
 14 356
Long-term financial liabilities
 39
 59
 103
Long-term provisions
 9 405
 7 588
 8 233
Post-retirement benefit
obligations
 5 144
 4 529
 4 896
Long-term deferred income
 404
 360
 498
Deferred tax liabilities
 13 834
 11 189
 12 272
Non-current liabilities
42 988
 38 044
 40 358
Liabilities in disposal groups
held for sale


 36


4


 -
Short-term debt
 3 097
 1 239
 1 602
Short-term financial liabilities
 127
 289
 136
Other current liabilities
 26 044
 20 393
 25 327
Bank overdraft
 284
 213
 209
Current liabilities
 29 588
 22 138
 27 274
Total equity and liabilities
 195 869
 158 608
 177 972













Income statement
for the period ended





half year
31 Dec 11
Reviewed
Rm
half year
31 Dec 10
Reviewed
Rm
full year
 30 Jun 11
Audited
Rm
Turnover
 83 303
 67 232
 142 436
Cost of sales and services
rendered
 (53 936)
 (42 901)
 (90 467)
Gross profit
 29 367
 24 331
 51 969
Other operating income
 613
 292
 1 088
Marketing and distribution
expenditure
 (3 589)
 (3 350)
 (6 796)
Administrative expenditure
 (5 331)
 (5 612)
 (9 887)
Other operating expenditure
 (584)
 (3 643)
 (6 424)
Competition related fines
 -
 (112)
 (112)
Effect of crude oil hedges
 50
 (25)
 (118)
Share-based payment expenses
 (721)
 (1 196)
 (2 071)
Effect of remeasurement
items
 (303)
 (177)
 (426)
Translation gains/(losses)
 1 642
 (919)
 (1 016)
Other expenditure
 (1 252)
 (1 214)
 (2 681)
Operating profit
 20 476
 12 018
 29 950
Finance income
 428
 565
 991
Share of profits of
associates (net of tax)
 269
 137
 292
Finance expenses
 (972)
 (983)
 (1 817)
Profit before tax
 20 201
 11 737
 29 416
Taxation
 (5 927)
 (3 953)
 (9 196)
Profit for the period
 14 274
 7 784
 20 220
Attributable to



Owners of Sasol Limited
 13 894
 7 601
 19 794
Non-controlling interest in
subsidiaries
 380
 183
 426

 14 274
 7 784
 20 220

Earnings per share
Rand
Rand
Rand
Basic earnings per share
 23,05
 12,68
 32,97
Diluted earnings per share1
 22,91
 12,69
 32,85
1 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into account.
Statement of cash flows
for the period ended




half year
31 Dec 11
Reviewed
Rm
half year
31 Dec 10
Reviewed
Rm
full year
30 Jun 11
Audited
Rm
Cash receipts from customers
 83 633
 66 651
 138 955
Cash paid to suppliers and
employees
 (60 975)
 (51 558)
 (100
316)
Cash generated by operating
activities
 22 658
 15 093
 38 639
Finance income received
 639
 719
 1 380
Finance expenses paid
 (343)
 (778)
 (898)
Tax paid
 (5 163)
 (2 238)
 (6 691)
Dividends paid
 (6 090)
 (4 713)
 (6 614)
Cash retained from operating
activities
 11 701
 8 083
 25 816
Additions to non-current
assets
 (14 540)
 (9 217)
 (20 665)
Acquisition of interest in
joint ventures
 (28)
 -
 (3 823)
Disposal of businesses
 33
 -
 22
Additional investments in
associate
 (80)
 -
 (91)
Other net cash flows from
investing activities
 (36)
 76
 92
Cash utilised in investing
activities
 (14 651)
 (9 141)
 (24 465)
Share capital issued
 217
 248
 430
Contributions from non-
controlling shareholders in
subsidiaries
 -
 27
 27
Dividends paid to non-
controlling shareholders in
subsidiaries
 (288)
 (313)
 (419)
(Decrease)/increase in long-
term debt
 (913)
 672
 545
Increase/(decrease) in short-
term debt
 1 503
 (215)
 (295)
Cash effect of financing
activities
 519
 419
 288
Translation effects on cash
and cash equivalents of
foreign operations
 1 011
 (347)
 (421)
(Decrease)/increase in cash
and cash equivalents
 (1 420)
 (986)
 1 218
Cash and cash equivalents at
beginning of period
 17 810
 16 592
 16 592
Cash and cash equivalents at
end of period
 16 390
 15 606
 17 810












Statement of comprehensive income
for the period ended

half year
31 Dec 11
Reviewed
Rm
half year
31 Dec 10
Reviewed
Rm
full year
30 Jun 11
Audited
Rm
Profit for the period
 14 274
 7 784
 20 220
Other comprehensive income



Effect of translation of
foreign operations
 4 575
 (2 813)
 (2 031)
Effect of cash flow hedges
 38
 (41)
 111
Investments available-for-sale
 (4)
 -
 -
Tax on other comprehensive
income
 (9)
 19
 (23)
Other comprehensive income for
the period, net of tax
 4 600
 (2 835)
 (1 943)
Total comprehensive income for
the period
 18 874
 4 949
 18 277
Attributable to



Owners of Sasol Limited
 18 487
 4 768
 17 849
Non-controlling interests in
subsidiaries
 387
 181
 428

 18 874
 4 949
 18 277




Statement of changes in equity
for the period ended




half year
31 Dec 11
Reviewed
Rm
half year
31 Dec 10
Reviewed
Rm
full year
30 Jun 11
Audited
Rm
Opening balance
 110 340
 97 242
 97 242
Shares issued during period
 217
 248
 430
Share-based payment expenses
 240
 1 017
 1 428
Disposal of businesses
 -
 (4)
 (4)
Total comprehensive income for
the period
 18 874
 4 949
 18 277
Dividends paid
 (6 090)
 (4 713)
 (6 614)
Dividends paid to non-
controlling shareholders in
subsidiaries
 (288)
 (313)
 (419)
Closing balance
 123 293
 98 426
 110 340




Comprising



Share capital
 27 876
 27 477
 27 659
Share repurchase programme
 (2 641)
 (2 641)
 (2 641)
Sasol Inzalo share transaction
 (22 054)
 (22 054)
 (22 054)
Retained earnings
 106 394
 88 298
 98 590
Share-based payment reserve
 8 264
 7 613
 8 024
Foreign currency translation
reserve
 2 674
 (2 676)
 (1 895)
Investment fair value reserve
 2
 5
 5
Cash flow hedge accounting
reserve
 (12)
 (146)
 (39)
Shareholders' equity
 120 503
 95 876
 107 649
Non-controlling interest in
subsidiaries
 2 790
 2 550
 2 691
Total equity
 123 293
 98 426
 110 340



Salient features
for the period ended


half
year
31 Dec
11
half year
31 Dec 10
full year
30 Jun 11
Selected ratios




Return on equity
%
 25,7*
 16,7*
 19,6
Return on total
assets
%
 23,9*
 16,6*
 18,7
Operating margin
%
 24,6
 17,9
 21,0
Finance expense
cover
times
 61,7
 16,3
 34,8
Dividend cover
times
4,1
 4,2
 2,5
* Annualised





Share statistics




Total shares in
issue
million
 672,5
 669,7
 671,0
Treasury shares
(share repurchase
programme)
million
 8,8
 8,8
 8,8
Weighted average
number of shares
million
 602,7
 599,6
 600,4
Diluted weighted
average number of
shares
million
 615,0
 614,4
 614,5
Share price
(closing)
Rand
 385,50
 346,28
 355,98
Market
capitalization
- Total Sasol shares

Rm

259 247

231 904

238 863
- Sasol BEE ordinary
shares
Rm
 710
 -
 742
Net asset value per
share
Rand
 200,64
 160,38
 179,68
Dividend per share
Rand
5,70
 3,10
 13,00
- interim
Rand
5,70
 3,10
 3,10
- final
Rand
 -
 -
 9,90

Other financial
information




Total debt
(including bank
overdraft)




- interest bearing
Rm
 16 895
 15 142
 15 522
- non-interest
bearing
Rm
 648
 629
 645



Capital commitments
Rm
 49 692
 43 662
 48 321
- authorised and
contracted
Rm
 46 973
 31 840
 41 367
- authorised, not
yet contracted
Rm
 33 892
 34 440
 33 458
- less expenditure
to date
Rm

(31 173
)
 (22 618)
 (26 504)
Guarantees and
contingent
liabilities




- total amount
Rm
 39 073
17 371
 30 991
- liability included
in the statement of
financial position
Rm
 11 401
10 286
 10 734
Significant items in
operating profit




- employee costs
Rm
 9 182
 8 676
 18 756
- depreciation and
amortisation of non-
current assets
Rm
 4 393
 3 537
 7 400
- share-based
payment expenses
Rm
 721
 1 196
 2 071
Sasol share
incentive schemes
Rm
 490
 199
 676
Sasol Inzalo share
transaction
Rm
 231
 432
 830
Ixia Coal
transaction
Rm
 -
 565
 565
Effective tax rate1
 %
 29,3
 33,7
 31,3
Number of employees
number
 34 626
 33 550
 33 708
Average crude oil
price - dated Brent
US$/barre
l
 111,41
 81,68
 96,48
Average rand/US$
exchange rate
1US$ =
Rand
 7,63
 7,11
 7,01
Closing rand/US$
exchange rate
1US$ =
Rand
 8,09
 6,62
 6,77

1 Decrease in effective tax rate as a result of the absence of competition related administrative penalties and lower share-based payment expenses which are not deductible for tax.



Reconciliation of headline
earnings
Rm
Rm
Rm
Profit for the period
attributable to owners of
Sasol Limited
 13 894
 7 601
 19 794
Effect of remeasurement items
 303
 177
 426
Impairment of assets
 208
 161
 171
Reversal of impairment
 (23)
 (31)
 (516)
Profit on disposal of business
 (120)
 (3)
 (9)
Profit on disposal of
associate
 (6)
 (6)
 (6)
Profit on disposal of assets
 (4)
 (10)
 (14)
Scrapping of non-current
assets
 240
 66
 359
Write off of unsuccessful
exploration wells
 8
 -
 441
Tax effects and non-
controlling interests
 (36)
 (3)
 106
Headline earnings

 14 161
 7 775
 20 326

Remeasurement items per
above




Mining

 54
 (1)
 3
Gas

 -
 7
 6
Synfuels

 108
 34
 197
Oil

 4
 (7)
 17
Synfuels International

 33
 133
 126
Petroleum International

 9
 1
 442
Polymers

 45
 10
 46
Solvents

 61
 32
 63
Olefins & Surfactants

 102
 (23)
 (500)
Other chemical
businesses

 (119)
 (14)
 (11)
Nitro

 (113)
 (8)
 (1)
Wax

 (1)
 (6)
 (3)
Infrachem

 5
 -
 (8)
Merisol

 (10)
 -
 1
Other businesses

 6
 5
 37
Remeasurement items

 303
 177
 426

Headline earnings per
share
Rand
 23,50
 12,97
 33,85
Diluted headline
earnings per share
Rand
 23,34
 12,98
 33,72

The reader is referred to the definitions contained in the 2011
Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2011 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the AC500 Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 2008, as amended.

The accounting policies applied in the presentation of the interim financial results are consistent with those applied for the year ended 30 June 2011 and are in terms of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, except as follows:

Sasol Limited has early adopted the following standards, which did not have a significant impact on the financial results:

* IFRS 7 (Amendments), Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities.
* IAS 32 (Amendments), Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities.
* IFRIC 20, Stripping Costs in the Production Phase of a
Surface Mine.

These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are presented in South African rand, which is Sasol Limited's functional and presentation currency.

Christine Ramon CA(SA), Chief Financial Officer, is responsible for this set of financial results and has supervised the preparation thereof in conjunction with the
Executive: Group Finance, Paul Victor CA(SA) and the General
Manager: Group Statutory Reporting, Samantha Barnfather
CA(SA).

Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June
2011
Sasol Synfuels was in legal proceedings with regard to the operation of a plant in Secunda. Ashcor claimed damages of R313 million relating to their inability to develop their business and a projected loss of future cash flows. On 28
September 2011, the Supreme Court of Appeal of South Africa dismissed the appeal by Ashcor. These proceedings have been decided in favour of Sasol.

As a result of the fine imposed on Sasol Wax GmbH in October 2008 by the European Commission, on 23 September 2011, Sasol Wax GmbH was served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 30 September 2011, another law suit has been lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding in Germany GmbH. The law suits do not demand a specific amount for payment. The plaintiffs are trying to specify the amount of alleged damages. The result of these proceedings cannot be determined at present.

Independent review by the auditors
The condensed consolidated interim financial results for the six months ended 31 December 2011 were reviewed by KPMG Inc.
The individual auditor assigned to perform the review is Mr CH
Basson. Their unmodified review report is available for inspection at the registered office of the company.

Registered office:
Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars:
Computershare Investor Services (Pty) Ltd,
70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa,
Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA) (Pty) Ltd

Directors (non-executive): Mrs TH Nyasulu (Chairman), Mr C
Beggs*, Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Ms IN
Mkhize*, Mr MZ Mkhize*, Mr MJN Njeke*, Prof JE Schrempp
(German)^
(executive): Mr DE Constable (Chief Executive Officer)
(Canadian), Mrs KC Ramon (Chief Financial Officer), Ms VN
Fakude
*Independent ^Lead independent director

Company secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa


JSE
NYSE
Sasol Ordinary shares:


Share code:
SOL
SSL
ISIN:
ZAE000006896
US8038663006
Sasol BEE Ordinary
shares:


Share code:
SOLBE1

ISIN:
ZAE000151817


American depositary receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1

Depositary:
The Bank of New York Mellon, 22nd floor, 101 Barclay Street,
New York, NY 10286, USA

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June.
Any reference to a calendar year is prefaced by the word
"calendar".

e-mail: investor.relations@sasol.com

Comprehensive additional information is available on our website: www.sasol.com













SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited,has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 12, 2012				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary